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                                                                 Exhibit (a)(17)


FOR IMMEDIATE RELEASE

Contact:       Gerard Carney                 Jeff Botti
               Powell Tate                   Nationwide Insurance
               (212) 521-5233                (614) 249-6339
               or Jim Marren
               (212) 521-5210


                         OHIO REGULATORS GRANT APPROVAL
               FOR ALLIED MUTUAL TO MERGE WITH NATIONWIDE MUTUAL
                   -- Final Insurance Regulatory Milestone --


     Columbus, OH, September 23 -- Nationwide Mutual Insurance Company announced today that the Ohio Insurance Department has approved the merger of Des Moines-based ALLIED Mutual Insurance Company with and into Columbus-based Nationwide, marking the final insurance regulatory milestone pertaining to Nationwide's acquisition of the Allied Insurance organization. The effective date for the mutual merger has not yet been set.

     All regulatory approvals also have been secured for the consummation of the tender offers for ALLIED Group, Inc. (NYSE: GRP) and ALLIED Life Financial Corporation (NASDAQ: ALFC) (as of 5 p.m. on September 30, 1998). Assuming that at least 50.1% of the outstanding shares of Allied Group is tendered and 2 million shares of ALFC, a change in control of each company will occur as of that time.

     "We are extremely pleased to clear the final regulatory approval to bring these two organizations together," said Richard D. Crabtree, president and chief operating officer of Nationwide Mutual. "This is a win-win agreement that will provide great value to stockholders, policyholders, and employees, and will ensure continued strong growth for both Nationwide and Allied."

     "We are delighted that all regulatory approvals are now cleared, and we look forward to completing the Nationwide transaction," said Douglas L. Andersen, Allied Mutual president and chief executive officer.

     The Ohio Insurance Department conducted a public hearing concerning the merger of Allied Mutual and Nationwide Mutual on August 20, 1998. Ohio Department approval of Nationwide's acquisition of ALLIED Life Financial Corporation was not required and Nationwide received the Ohio Department's approval to acquire Allied Group on July 20, 1998.
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                       IOWA INSURANCE DEPARTMENT APPROVED

     On September 11, 1998, the Iowa Insurance Department approved Nationwide's acquisition of ALLIED Group, Inc. and ALLIED Life Financial Corporation and the merger of ALLIED Mutual with and into Nationwide Mutual. In addition, the Arizona Insurance Department approved Nationwide's acquisition of ALLIED Group's Arizona subsidiary, Western Heritage Insurance Company, on August 24, 1998.


                POLICYHOLDERS OF BOTH COMPANIES ALREADY APPROVED

     Policyholders of both Nationwide Mutual and ALLIED Mutual approved the merger on August 3, 1998 and August 26, 1998, respectively. The applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the acquisition of ALLIED Group, Inc. and the merger of ALLIED Mutual into Nationwide Mutual have expired.

     The dealer manager and financial advisor for the offer is Credit Suisse First Boston Corporation. Georgeson & Company Inc. is the information agent. For more information, call 1-800-223-2064 or visit Georgeson's web site at www.georgeson.com.

     The $93 billion Nationwide Insurance Enterprise, based in Columbus, Ohio, is one of the country's largest diversified insurance and financial services organizations and a Fortune 500 company. Nationwide Life is the country's fifth-largest life insurer based on premiums and 12th largest based on assets.

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